FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

News Release

For Release : Tuesday, November 23, 2004

AMCOR INFORMS ACCC OF POSSIBLE BREACHES

Amcor Limited has received information that leads it to believe the Company’s Australian business may  have been involved in conduct which breaches competition laws.

Amcor immediately informed the ACCC of the information received and has informed the ACCC that it will provide full cooperation in any investigation which the ACCC undertakes.  Amcor has also initiated its own investigation of these matters.

At this stage no further comment will be made as it may prejudice any ACCC investigation.

ENDS

For further information contact:

Russell Jones	John Murray
Managing Director and CEO	Executive General Manager Corporate Affairs
Telephone: +61 3 9226 9001	Telephone +61 3 9226 9005

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 9050

www.amcor.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETER MCDONNELL
(Registrant)

By:	/s/ PETER MCDONNELL
(Signature)*

Date  23/11/04